SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 8)

GOLD KIST INC.

(Name of Subject Company)

PROTEIN ACQUISITION CORPORATION

PILGRIM’S PRIDE CORPORATION

(Names of Filing Persons—Offerors)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

380614107

(CUSIP Number of Class of Securities)

Richard A. Cogdill

Pilgrim’s Pride Corporation

4845 US Highway 271 North

Pittsburg TX 75686-0093

(903) 434-1000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Alan G. Harvey

Baker & McKenzie LLP

2300 Trammell Crow Center

2001 Ross Avenue

Dallas TX 75201

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,060,016,120	$113,422.00

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $20.00, the per share tender offer price, by the sum of (i) the 51,036,806 outstanding shares of Common Stock as of August 9, 2006 (according to the Quarterly Report on Form 10-Q for the period ended July 1, 2006 filed by Gold Kist Inc.), and (ii) the 1,964,000 shares of Common Stock subject to outstanding grants and awards under Gold Kist Inc. share-based compensation plans (according to the Report on Form 10-Q for the period ended July 1, 2006 filed by Gold Kist Inc.).
**	Calculated as 0.0107% of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on September 29, 2006 and amended by Amendment No. 1 filed September 29, 2006, Amendment No. 2 filed October 12, 2006, Amendment No. 3 filed October 16, 2006, Amendment No. 4 filed October 17, 2006, Amendment No. 5 filed October 23, 2006, Amendment No. 6 filed October 24, 2006 and Amendment No. 7 filed October 30, 2006 (as so amended, the “Schedule TO”) by Protein Acquisition Corporation, a Delaware corporation (“Purchaser”) and Pilgrim’s Pride Corporation, a Delaware Corporation (“Parent”) and owner of all of the outstanding common stock of Purchaser. The Schedule TO relates to the offer by Purchaser to purchase all the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Gold Kist Inc., a Delaware corporation (the “Company”), and the associated common stock and Series A Junior Participating Preferred Stock purchase rights (the “Rights,” and together with the Common Stock, the “Shares”) issued pursuant to the Stockholder Protection Rights Agreement, dated as of July 9, 2004, between the Company and Sun Trust Bank, as Rights Agent (the “Rights Agreement”), for $20.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 29, 2006, as amended. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 6. Purposes of the Transaction and Plans or Proposals

Item 6 of the Schedule TO is hereby amended and supplemented as follows:

Section 11, “Purpose of the Offer; Plans for the Company after the Offer and the Merger,” of the Offer to Purchase is hereby amended and supplemented as follows:

The discussion under the caption “Debt Tender Offer” in Section 11 of the Offer to Purchase is amended by the addition of the following paragraph at the end thereof:

“On November 13, 2006, Parent issued a press release announcing the revised purchase price for the Gold Kist Notes as required by the terms of the offer to purchase such Notes, based on an assumed purchase date of November __, 2006.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

Section 15, “Certain Legal Matters and Regulatory Approvals,” of the Offer to Purchase is hereby amended and supplemented as follows:

The discussion in this Section under the caption “Certain Legal Proceedings” is hereby amended by deleting the last sentence of such discussion and replacing it with the following:

On November 2, 2006, the Court issued an Order denying the Company’s motion for an expedited hearing on its request for a preliminary injunction and granting Parent’s motion to modify the Court’s Scheduling Order issued on October 25, 2006. In addition to denying the Company’s motion, the November 2, 2006 Order also (i) ordered the Defendants to file their answer, motion, objection or other response to the Company’s complaint by November 10, 2006, (ii) granted Parent’s request to conduct discovery, prior to the Court’s hearing on the Company’s preliminary injunction motion, as necessary to present argument and evidence on the Company’s motion for a preliminary injunction and fixed November 10, 2006 through December 15, 2006 as the period in which to conduct such discovery, (iii) ordered the Defendants to file their brief in opposition to the Company’s motion for a preliminary injunction by December 22, 2006, (iv) ordered the Company to file its reply brief in support of its motion by January 5, 2007, and (v) scheduled an evidentiary hearing on the Company’s motion for a preliminary injunction on January 16, 2007, at 10:30 a.m. As a result of the Court’s November 2 Order, no action will be taken by the Court on the Company’s motion for preliminary injunction prior to the scheduled hearing on January 16, 2007.

On November 10, 2006 the Defendants moved to dismiss the Company’s federal securities law claims for failure to state a claim upon which relief can be granted under the Securities Exchange Act and the Commission’s proxy rules and tender offer rules. In their memorandum in support of their motion to dismiss the Company’s Securities Exchange Act claims, the Defendants reiterate their statement in the Offer to Purchase that they do not believe that the Offer violates the antitrust laws and assert that the stockholder proposals submitted to the Company on August 18 would not violate Section 8 of the Clayton Act (a position which Defendants assert is supported by precedent) and that neither Section 14(a) nor Section 14(e) of the Securities and Exchange Act requires that Defendants make any disclosure they believe to be false. The Defendants further assert that because Defendants dispute the Company’s Clayton Act claims, Sections 14(a) and 14(e) require only that Defendants disclose to the Company’s stockholders the existence of the litigation and the Company’s allegations, and that the Defendants have provided adequate and timely disclosure of such information.

In addition to moving to dismiss the Company’s federal securities law claims, Parent and Purchaser also believe that they have meritorious defenses to the Company’s Clayton Act claims and have informed the Court that they intend to respond to the Company’s motion for a temporary injunction by asserting, among other matters, that the Company lacks standing to assert its Clayton Act claims due to the absence of antitrust injury, and that the Company is not likely to succeed on the merits of its Clayton Act claims. Defendants expect to file such response on or about December 22, 2006, the date fixed by the Court for Parent to file its response to the Company’s motion for a temporary injunction.

Also on November 10, 2006, the Parent Nominees (other than Joseph C. Moran and Michael A. Pruitt) filed a motion to dismiss the complaint against them for lack of personal jurisdiction over such Defendants.

The foregoing descriptions of the Court’s November 2, 2006 Order, the Defendants motion to dismiss the Company’s federal securities law claims and the Parent Nominees’ (other than Joseph C. Moran and Michael A. Pruitt) motion to dismiss the complaint against them are qualified in their entirety by the full text of such documents, which have been filed as exhibits to the Schedule TO filed by Parent and Purchaser.

Item 12. Material to Be Filed as Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by the addition of Exhibits (a)(30) through (a)(35) and, as so amended, is restated as follows:

(a)(1)	Offer to Purchase dated September 29, 2006.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letter to Clients.

(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Summary Advertisement as published in The Wall Street Journal on September 29, 2006.

(a)(8)	Press Release announcing Parent’s intention to commence the Offer issued by Parent on September 28, 2006 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(9)	Letter dated September 28, 2006 from Parent to the Board of Directors of the Company (included in Exhibit (a)(8)).

(a)(10)	Letter dated September 28, 2006 to employees of Parent (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(11)	Letter dated September 28, 2006 to customers of Parent (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(12)	Letter dated September 28, 2006 to Parent growers (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(13)	Tender Offer FAQs (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(14)	Frequently Asked Questions for Pilgrim’s Pride Employees (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(15)

Press release issued by Parent on September 28, 2006 announcing Parent’s intention to commence the Offer to Purchase Gold Kist 10 1/4% Senior Notes due March 15, 2014 and related Consent Solicitation (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(16)	Press release issued by Parent on August 18, 2006 (previously filed on August 18, 2006 pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 (the “Exchange Act”) and refiled on August 24, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”) and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(17)	Pilgrim’s Pride Corporation’s Proposal for Gold Kist Inc. Frequently Asked Questions (FAQs) dated August 21, 2006 (previously filed on August 21, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(18)	Investor Presentation dated August 21, 2006 (previously filed on August 21, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(19)	Letter dated August 18, 2006 from Parent to the Company regarding the stockholder proposal provided by O.B. Goolsby, Jr., to the Company (previously filed on August 22, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(20)	Letter dated August 30, 2006 from Parent to the Company.

(a)(21)	Letter dated September 20, 2006 from Parent to the Company.

(a)(22)	Press Release issued by Parent on September 29, 2006 announcing commencement of the Offer to Purchase the Company’s 10¼% Senior Notes due March 15, 2014 and related Consent Solicitation.

(a)(23)	Press Release issued by Parent on October 12, 2006 responding to the Schedule 14D-9 filed by the Company.

(a)(24)	Press Release issued by Parent on October 12, 2006 announcing the purchase price for the Gold Kist Notes and receipt of tenders and related consents from holders of 73.2% of the outstanding Gold Kist Notes.

(a)(25)	Press Release issued by Parent on October 16, 2006 announcing receipt of tenders of Gold Kist Notes and related consents sufficient to approve proposed amendments to the Gold Kist Indenture.

(a)(26)	Press Release issued by Parent on October 17, 2006 announcing early termination of the waiting period under the HSR Act.

(a)(27)	Press Release issued by Parent on October 23, 2006 with open letter to the Company’s stockholders.

(a)(28)	Press Release issued by Parent on October 29, 2006 announcing reduction in weekly chicken processing.

(a)(29)	Press Release issued by Parent on October 30, 2006 announcing extension of the Offer and extension of Parent’s offer to purchase and consent solicitation with respect to the Gold Kist Notes.

(a)(30)	Order of the U.S. District Court issued November 2, 2006 denying the Company’s Motion for Expedited Hearing and granting Parent’s Motion to Modify Scheduling Order.

(a)(31)	Defendants’ Motion to Dismiss the Company’s Exchange Act Claims.

(a)(32)	Defendants’ Memorandum in Support of Motion to Dismiss the Company’s Exchange Act Claims.

(a)(33)	Motion by the Parent Nominees (other than Joseph C. Moran and Michael A. Pruitt) to Dismiss the Company’s Complaint for lack of personal jurisdiction over such Defendants.

(a)(34)	Memorandum in Support of Motion by the Parent Nominees (other than Joseph C. Moran and Michael A. Pruitt) to Dismiss the Company’s Complaint for lack of personal jurisdiction over such Defendants.

(a)(35)	Press Release issued by Parent on November 13, 2006 announcing the revised purchase price for the Gold Kist Notes.

(b)(1)	Credit Agreement by and among CoBank ACB, Agriland FCS and the Company dated as of September 21, 2006 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(b)(2)	Pilgrim’s Pride Corporation $450,000,000 Senior Unsecured Increasing Rate Bridge Facility Commitment Letter from Lehman Brothers to the Company dated September 27, 2006 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(b)(3)	Supplemental Commitment Letter from Lehman Brothers and Credit Suisse to Parent dated October 20, 2006.

(d)	None.

(g)	None.

(h)	None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2006

PROTEIN ACQUISITION CORPORATION

By:	/s/ RICHARD A. COGDILL
Name:	Richard A. Cogdill
Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

PILGRIM’S PRIDE CORPORATION

By:	/s/ RICHARD A. COGDILL
Name:	Richard A. Cogdill
Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit No.
(a)(1)	Offer to Purchase dated September 29, 2006.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letter to Clients.

(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Summary Advertisement as published in The Wall Street Journal on September 29, 2006.

(a)(8)	Press Release announcing Parent’s intention to commence the Offer issued by Parent on September 28, 2006 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(9)	Letter dated September 28, 2006 from Parent to the Board of Directors of the Company (included in Exhibit (a)(8)).

(a)(10)	Letter dated September 28, 2006 to employees of Parent (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(11)	Letter dated September 28, 2006 to customers of Parent (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(12)	Letter dated September 28, 2006 to Parent growers (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(13)	Tender Offer FAQs (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(14)	Frequently Asked Questions for Pilgrim’s Pride Employees (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(15)	Press release issued by Parent on September 28, 2006 announcing Parent’s intention to commence the Offer to Purchase Gold Kist 10 1/4% Senior Notes due March 15, 2014 and related Consent Solicitation (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(16)	Press release issued by Parent on August 18, 2006 (previously filed on August 18, 2006 pursuant to Rule 14a-12 under the Exchange Act and refiled on August 24, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(17)	Pilgrim’s Pride Corporation’s Proposal for Gold Kist Inc. Frequently Asked Questions (FAQs) dated August 21, 2006 (previously filed on August 21, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(18)	Investor Presentation dated August 21, 2006 (previously filed on August 21, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(19)	Letter dated August 18, 2006 from Parent to the Company regarding the stockholder proposal provided by O.B. Goolsby, Jr., to the Company (previously filed on August 22, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(20)	Letter dated August 30, 2006 from Parent to the Company.

(a)(21)	Letter dated September 20, 2006 from Parent to the Company.

Exhibit No.
(a)(22)	Press Release issued by Parent on September 29, 2006 announcing commencement of the Offer to Purchase the Company’s 10¼% Senior Notes due March 15, 2014 and related Consent Solicitation.

(a)(23)	Press Release issued by Parent on October 12, 2006 responding to the Schedule 14D-9 filed by the Company.

(a)(24)	Press Release issued by Parent on October 12, 2006 announcing the purchase price for the Gold Kist Notes and receipt of tenders and related consents from holders of 73.2% of the outstanding Gold Kist Notes.

(a)(25)	Press Release issued by Parent on October 16, 2006 announcing receipt of tenders of Gold Kist Notes and related consents sufficient to approve proposed amendments to the Gold Kist Indenture.

(a)(26)	Press Release issued by Parent on October 17, 2006 announcing early termination of the waiting period under the HSR Act.

(a)(27)	Press Release issued by Parent on October 23, 2006 with open letter to the Company’s stockholders.

(a)(28)	Press Release issued by Parent on October 29, 2006 announcing reduction in weekly chicken processing.

(a)(29)	Press Release issued by Parent on October 30, 2006 announcing extension of the Offer and extension of Parent’s offer to purchase and consent solicitation with respect to the Gold Kist Notes.

(a)(30)	Order of the U.S. District Court issued November 2, 2006 denying the Company’s Motion for Expedited Hearing and granting Parent’s Motion to Modify Scheduling Order.

(a)(31)	Defendants’ Motion to Dismiss the Company’s Exchange Act Claims.

(a)(32)	Defendants’ Memorandum in Support of Motion to Dismiss the Company’s Exchange Act Claims.

(a)(33)	Motion by the Parent Nominees (other than Joseph C. Moran and Michael A. Pruitt) to Dismiss the Company’s Complaint for lack of personal jurisdiction over such Defendants.

(a)(34)	Memorandum in Support of Motion by the Parent Nominees (other than Joseph C. Moran and Michael A. Pruitt) to Dismiss the Company’s Complaint for lack of personal jurisdiction over such Defendants.

(a)(35)	Press Release issued by Parent on November 13, 2006 announcing the revised purchase price for the Gold Kist Notes.

(b)(1)	Credit Agreement by and among CoBank ACB, Agriland FCS and the Company dated as of September 21, 2006 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(b)(2)	Pilgrim’s Pride Corporation $450,000,000 Senior Unsecured Increasing Rate Bridge Facility Commitment Letter from Lehman Brothers to the Company dated September 27, 2006 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(b)(3)	Supplemental Commitment Letter from Lehman Brothers and Credit Suisse to Parent dated October 20, 2006.

(d)	None.

(g)	None.

(h)	None.